Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended September 30, 2020

WINNIPEG, MB, Nov. 11, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH) (OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended September 30, 2020.

Quarter Ended September 30, 2020 Highlights:

  Recorded total net revenue from the sale of products of $3.5 million during the quarter ended September 30, 2020 compared to $5.5 million for the quarter ended September 30, 2019 and $2.7 million for the quarter ended June 30, 2020 and;
  Recorded total net revenue from the sale of AGGRASTAT® of $3.4 million during the quarter ended September 30, 2020 compared to $5.3 million for the quarter ended September 30, 2019 and $2.6 million for the quarter ended June 30, 2020 and;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended September 30, 2020 was $4,000 compared to adjusted EBITDA of negative $319,000 for the quarter ended September 30, 2019 and $263,000 for the quarter ended June 30, 2020 and
  Net loss for the quarter ended September 30, 2020 was $1.0 million compared to $599,000 for the quarter ended September 30, 2019 and net income of $19,000 for the quarter ending June 30, 2020;

Financial Results

The decrease in AGGRASTAT® revenues when compared to the same periods in the previous year, as described above, is the result of decreases in the volume of the AGGRASTAT® sold in 2020 when compared to 2019, due mainly to less procedures being performed, primarily as a result of the COVID-19 pandemic. In addition, the Company continues to experience pricing pressures from competitors which contributed to the decline in revenues from AGGRASTAT®.

ZYPITAMAG® contributed $105,000 of revenue for the three months ended September 30, 2020 compared to $78,000 for the three months ended September 30, 2019 and $371,000 for the nine months ended September 30, 2020 compared to $87,000 for the nine months ended September 30, 2019. With improved insurance coverage, the launch of a direct to patient online pharmacy program, including direct to patient marketing, the Company has seen some growth in interest in ZYPITAMAG® during 2020. COVID-19 has provided some challenges with access to physicians, however the Company continues to pursue innovative marketing strategies to grow the usage of the product.

Additionally, sodium nitroprusside (SNP), which was first sold commercially during 2020, contributed $5,000 and $53,000, respectively, during the three and nine months ended September 30, 2020. The Company did not earn any revenues from ReDSTM during the three months ended September 30, 2020 compared to net revenue of $117,000 for the three months ended September 30, 2019.  Revenues from ReDSTM for the nine months ended September 30, 2020 totaled $89,000 compared to net revenue of $272,000 for the nine months ended September 30, 2019.

Adjusted EBITDA for the three months ended September 30, 2020 was $4,000 compared to negative $319,000 for the three months ended September 30, 2019. The increase in adjusted EBITDA for the three months ended September 30, 2020 is the result of lower selling expenses, partially offset by lower revenues when compared to the same period in 2019.

Adjusted EBITDA for the nine months ended September 30, 2020 was negative $1.0 million compared to negative $1.9 million for the nine months ended September 30, 2019. The improvement in adjusted EBITDA for the nine months ended September 30, 2020 is the result of lower selling and research and development expenses, partially offset by lower revenues when compared to the same period in 2019.

During the three and nine months ended September 30, 2020, the Company recorded $404,000 and $729,000, respectively, in government assistance resulting from the Canada Emergency Wage Subsidy.  The funding has been recorded as a reduction of the related salary expenditures with $311,000 and $559,000, respectively, recorded within selling expenses, $52,000 and $95,000, respectively, recorded within general and administrative expenses and $41,000 and $75,000, respectively, recorded within research and development expenses.

Net loss for the three months ended September 30, 2020 was $1.0 million or $0.10 per share compared to net loss of $599,000 or $0.04 per share for the three months ended September 30, 2019. The change in the net income for the three months ended September 30, 2020 is the result of lower revenues, partially offset by lower selling and research and development expenses and changes in foreign exchange gains and losses when compared to the three months ended September 30, 2019.

Net loss for the nine months ended September 30, 2020 was $2.5 million or $0.23 per share compared to $4.3 million or $0.28 per share for the nine months ended September 30, 2019. The change in the net loss for the nine months ended September 30, 2020 is the result of lower revenues and higher cost of goods sold primarily from increased amortization, partially offset by lower selling and research and development expenses and changes in foreign exchange gains and losses when compared to the nine months ended September 30, 2019.

At September 30, 2020, the Company had unrestricted cash totaling $11.9 million down from the $13.0 million of unrestricted cash held as of December 31, 2019. Cash flows used in operating activities for the nine months ended September 30, 2020 totaled $1.1 million compared to $10.9 million for the nine months ended September 30, 2019.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1)  The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non–cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and nine months ended September 30, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q3 2020 Results

Call date: Thursday, November 12, 2020

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$11,871	$12,965
Accounts receivable	6,206	10,216
Inventories	6,202	6,328
Prepaid expenses	1,233	1,855
Total current assets	25,512	31,364
Non–current assets:
Property, plant and equipment	1,058	1,282
Intangible assets	8,048	9,599
Other assets	27	39
Total non–current assets	9,133	10,920
Total assets	$34,645	$42,284
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,462	$9,384
Current portion of royalty obligation	716	872
Current portion of acquisition payable	667	649
Income taxes payable	474	517
Current portion of lease obligation	263	240
Total current liabilities	7,582	11,662
Non–current liabilities
Royalty obligation	725	1,176
Acquisition payable	1,158	1,655
Lease obligation	684	849
Total non–current liabilities	2,567	3,680
Total liabilities	10,149	15,342
Equity:
Share capital	84,232	85,364
Warrants	1,949	1,949
Contributed surplus	8,267	8,028
Accumulated other comprehensive income	(5,790)	(5,751)
Deficit	(64,162)	(62,648)
Total Equity	24,496	26,942
Total liabilities and equity	$34,645	$42,284

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Revenue, net	$3,549	$5,519	$9,235	$16,700
Cost of goods sold	1,363	1,496	4,381	3,887
Gross profit	2,186	4,023	4,854	12,813

Expenses
Selling	923	3,349	3,963	10,796
General and administrative	1,264	1,044	2,834	2,748
Research and development	737	976	1,693	3,078
	2,924	5,369	8,490	16,622

Finance (income) costs:
Finance (income) expense, net	99	(116)	(208)	(488)
Foreign exchange (gain) loss, net	210	(601)	(936)	1,093
	309	(717)	(1,144)	605
Net loss before income taxes	$(1,047)	$(629)	$(2,492)	$(4,414)
Income tax recovery
Current	-	(30)	-	(102)
Net loss	$(1,047)	$(599)	$(2,492)	$(4,312)
Other comprehensive (loss) income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(272)	195	(39)	(1,293)

Item that will not be reclassified to profit or loss:
Revaluation of investment in Sensible Medical at FVOCI	-	(212)	-	(456)
Other comprehensive loss, net of tax	(272)	(17)	(39)	(1,749)
Comprehensive loss	$(1,319)	$(616)	$(2,531)	$(6,061)

Loss per share
Basic	$(0.10)	$(0.04)	$(0.23)	$(0.28)
Diluted	$(0.10)	$(0.04)	$(0.23)	$(0.28)

Condensed Consolidated Interim Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
For the nine months ended September 30	2020	2019
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(2,492)	$(4,312)
Adjustments for:
Current income tax recovery	-	(102)
Amortization of property, plant and equipment	224	382
Amortization of intangible assets	1,838	667
Share–based compensation	239	280
Write-down of inventories	311	578
Finance income, net	(208)	(488)
Unrealized foreign exchange (gain) loss	(476)	7
Change in the following:
Accounts receivable	4,022	(655)
Inventories	(185)	(4,610)
Prepaid expenses	622	750
Accounts payable and accrued liabilities	(4,589)	(3,350)
Interest received, net	26	1,609
Income taxes paid	(57)	(477)
Royalties paid	(326)	(1,133)
Cash flows used in operating activities	(1,051)	(10,854)
Investing activities:
Investment in Sensible Medical	-	(6,337)
Redemption of short-term investments	-	47,747
Acquisition of property, plant and equipment	-	(186)
Acquisition of intangible assets	-	(13,660)
Cash flows from investing activities	-	27,564
Financing activities:
Purchase of common shares under normal course issuer bid	(154)	(4,145)
Exercise of stock options	-	20
Cash flows used in financing activities	(154)	(4,125)
Foreign exchange gain (loss) on cash held in foreign currency	111	(1,023)
(Decrease) increase in cash and cash equivalents	(1,094)	11,562
Cash and cash equivalents, beginning of period	12,965	24,139
Cash and cash equivalents, end of period	$11,871	$35,701

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2020/11/c4221.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 11-NOV-20